Item No. 77M (Mergers) - Attachment

Prior to the opening of business on May 28, 2009, the Eaton Vance Municipal Income
Trust (the Fund) acquired the net assets of Eaton Vance National Municipal Income
Trust (National Trust) pursuant to an
agreement and plan of reorganization
approved by the shareholders of National
Trust. The acquisition was accomplished by a tax-free exchange of 5,027,606 common shares of the Fund for the 4,260,513 common shares of National Trust outstanding on May 27, 2009, and 806 newly-issued Series C APS of the Fund with an aggregate liquidation value of
$20,150,000 in exchange for 806 APS of
National Trust outstanding on May 27, 2009 and having the same aggregate liquidation value. The aggregate net assets attributable to common shares of the Fund immediately before the acquisition were $167,134,870.
The net assets attributable to common shares of National Trust at that date of $48,359,695, including $8,944,514 of unrealized depreciation, were combined
with those of the Fund, resulting in
combined net assets attributable to common shares of $215,494,565. The transaction was approved by the Board of Trustees of the Fund and National Trust on November 17,
2008. The shareholders of the Fund
approved the issuance of additional common shares in connection with the agreement and plan of reorganization on May 15, 2009.